February 5, 2015

Via Edgar

Katherine Wray

Ivan Griswold

Attorney-Adviser

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MyECheck, Inc.

Registration Statement on Form 10 – Amendment No. 1

Filed January 23, 2015

File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

On behalf of MyECheck, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (SEC) received by letter, dated February 5, 2015, relating to the Company’s Registration Statement on Form 10 – Amendment No. 1 submitted on January 23, 2015.

The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form 10 which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also filing, via EDGAR, a copy of the Registration Statement marked as correspondence to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.

General

1.	As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure they meet these requirements as of the anticipated date of automatic effectiveness of the registration statement.

Response: The Company is aware of the requirements set forth in Rule 8-08 of Regulation S-K and feels it is within the time frame given the anticipated date of automatic effectiveness. The Company’s audited financial statements are not due before the date of effectiveness.

Certain Relationships and Related Transactions, page 26

2.	We note your comment to prior comment 7, and your disclosure that no payment will be due for one year under the agreement and that future royalties for the remaining 19 years are defined in the agreement. Your disclosure could be read to suggest that you are currently in the one-year royalty-free period under the agreement and that the agreement has 19 remaining years. While we note that Article III.1.b. of the agreement provides that “no fees shall be due to Licensor for the initial term of one (1) year,” it appears that such term has ended since the agreement was entered into in 2004. Accordingly, please revise your disclosure to describe the fees payable under the royalty fee structure currently in effect. Also, please disclose the amount of any payments that have been made, or any amounts that have become payable, under the agreement, or state clearly that there have been none.

Response: Please note per the License Agreement that the agreement was entered into in June of 2008 not 2004 as you state in your comment. That having been said, as of the date of the filing we are entering into year seven (7) of the agreement. To date there have been no royalties payments made or are due as the Company has not met the terms described in the License Agreement, Article III.1.b.which states: “.. providing that the Gross Sales exceed One Hundred Thousand US Dollars (US $100,000) in any single calendar month, or exceed One Million and Two Hundred Thousand US Dollars (US $1,200,000) in any single calendar year.”

The Company has modified its disclosure to clearly report the current status of the royalty fee structure on page 26 of Amendment No. 2 to the Registration Statement on Form 10.

Legal Proceedings, page 26

3.	Please expand your description of the factual basis alleged to underlie your complaint described in the last paragraph on page 26 to explain how Seven Mile Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation came to be involved in your litigation with Sweetsun.

Response: The Company has expanded its description of the factual basis alleged to underlie its complaint on page 26 of Amendment No. 2 to the Registration Statement on Form 10, to explain how Seven Mile Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation came to be involved in the litigation with Sweetsun.

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (844) 693-2432 ext. 102 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Edward R. Starrs

Edward R. Starrs *

Chief Executive Officer

* Please note the CEO of MyECheck, Inc. is “Edward R. Starrs”, not “Edwin M. Starrs” as addressed in your correspondence. Thank you.